UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32312/ October 12, 2016

In the Matter of

OFS CAPITAL CORPORATION
HANCOCK PARK CORPORATE INCOME, INC.
OFS CAPITAL MANAGEMENT, LLC
OFSI FUND V, LTD.
OFSI FUND VI, LTD.
OFSI FUND VII, LTD.
OFS SBIC I, LP

510 S. Wacker Drive, Suite 2500
Chicago, Illinois 60606

(812-14602)

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

OFS Capital Corporation, Hancock Park Corporate Income, Inc., OFS Capital Management,
LLC, OFSI Fund V, LTD., OFSI Fund VI, LTD., OFSI Fund VII, LTD., and OFS SBIC I, LP
filed an application on January 15, 2016, and an amendment to the application on June 8, 2016
requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the
"Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise
prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order
would permit certain business development companies and certain registered closed-end
management investment companies (collectively, the "Investors") to co-invest in portfolio
companies with each other and with affiliated investment funds.

On September 13, 2016, a notice of the filing of the application was issued (Investment
Company Act Release No. 32259). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Investors in the proposed transactions is

consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by OFS Capital Corporation, <u>et al</u>. (File No. 812-14602) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                              Robert W. Errett
                              Deputy Secretary